SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549

                                   SCHEDULE 13D
                                   (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                   AMENDMENT NO. 5

                                 Vodavi Technology, Inc.

                                  (Name of Issuer)

                                     Common Stock

                               (Title of Class of Securities)

                                     92857V102

                                    (CUSIP NUMBER)

                                    Paul D. Sonkin
                               Hummingbird Management, LLC
                          (f/k/a Morningside Value Investors, LLC)
                                   153 East 53rd Street
                                 New York, New York 10022
                                     212 521-0975

                       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                      AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                 February 19, 2004

                (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note:    Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 6 pages)

CUSIP No. 92857V102                     13D/A               Page 2 of 6 Pages
          --------
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC) IRS No. 13-4082842
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
 -----------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-----------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0
   SHARES      ---------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          453,176
               ---------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         448,176
   PERSON      ----------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   453,176
--------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       12.9%

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14   TYPE OF REPORTING PERSON*


     OO
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                               (Page 2 of 6 pages)

CUSIP No. 92857V102                     13D/A               Page 3 of 6 Pages

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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Paul D. Sonkin

------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A GROUP*                            (a)    [x]
                                                                      (b)    [ ]

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3.   SEC USE ONLY

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4.   SOURCES OF FUNDS

     PF
------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]

------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
------------------------------------------------------------------------------

    NUMBER OF       7.    SOLE VOTING POWER          0
      SHARES
                    ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER        453,176
     OWNED BY
                    ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER      5,000
    REPORTING
                    ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER   0

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  453,176

------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       12.9%

------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*

     IN
------------------------------------------------------------------------------
                                    (Page 3 of 6 pages)

CUSIP No. 92857V102                     13D/A               Page 4 of 6 Pages

 AMENDMENT NO. 5 TO SCHEDULE 13D

         This Amendment No. 5, dated February 20, 2004, to Schedule 13D is filed by the Reporting Person and amends Schedule 13D Amendment No. 4 as previously filed by the Reporting Person with the Securities and Exchange Commission on December 10, 2003 (the "Schedule 13D"), relating to the common stock (the "Common Stock") of Vodavi Technology, Inc.


Items 2, 3, and 7 of the Schedule 13D are hereby amended and restated in their entirety, as follows:

ITEM 2 IDENTITY AND BACKGROUND

	a. The persons filing this statement are Hummingbird Management, LLC (" Hummingbird"), and Paul D. Sonkin, collectively referred to together as "Reporting Persons."

        b. Hummingbird Management, LLC (f/k/a Morningside Value Investors,
LLC), is a Delaware limited liability company("Hummingbird"), whose principal business and principal office address is 153 East 53rd Street,55th Floor, New York, New York 10022. Hummingbird acts as investment manager to The Hummingbird Value Fund, L.P. ("HVF"), The Hummingbird Microcap Value
Fund, L.P. (the "Microcap Fund"), and to The Hummingbird Concentrated Fund, L.P. (the "Concentrated Fund"), and has the sole investment discretion and voting authority with respect to the investments owned of record by each of HVF, Microcap Fund, and Concentrated Fund. Accordingly, Hummingbird may be deemed for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended ("Rule 13d-3"), to be the beneficial owner of the Shares owned by HVF, Microcap Fund and Concentrated Fund. The managing member of Hummingbird is Paul Sonkin. Mr. Sonkin is also the managing member of Hummingbird Capital (f/k/a Morningside Capital, LLC) ("Hummingbird Capital"), the general partner of HVF, Microcap Fund, and Concentrated Fund.

         HVF, Microcap Fund, and Concentrated Fund are Delaware limited partnerships whose principal business and principal office address is 153 East 53rd Street,55th Floor, New York, New York 10022 and whose principal business is investing in securities in order to achieve its investment objectives. Mr. Sonkin is a citizen of the United States and Hummingbird Capital is a Delaware limited liability company. The principal business and principal office address of both Mr. Sonkin and Hummingbird Capital is 153 East 53rd Street, 55th Floor, New York, New York 10022.

         During the past five years none of Hummingbird, HVF, Microcap Fund, Concentrated Fund, Mr. Sonkin or Hummingbird Capital has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

                                 (Page 4 of 6 pages)

CUSIP No. 92857V102                     13D/A               Page 5 of 6 Pages


ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	As of February 19, 2004, Hummingbird has caused each of HVF and Microcap Fund to invest approximately $453,062 and $261,835, respectively, in the Shares of the Issuer using their respective working capital. Sonkin has invested $8,900 in shares of the issuer using personal funds.




ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

	Exhibit A   Joint Filing Agreement


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 20, 2004

HUMMINGBIRD MANAGEMENT, LLC

By:    /s/ Paul D. Sonkin
       --------------------
Name:  Paul D. Sonkin
Title: Managing Member

By: /s/ Paul D. Sonkin
   -----------------------------
Name: Paul D. Sonkin

                               (Page 5 of 6 pages)

CUSIP No. 92857V102                     13D/A               Page 6 of 6 Pages

EXHIBIT A

                             JOINT FILING AGREEMENT


     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D/A is filed on behalf of each of the undersigned and that allsubsequent amendments to this statement on Schedule 13D shall be filed on behalfof each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is not accurate.
It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the foregoing statement on Schedule 13D/A


Dated: February 20, 2004


HUMMINGBIRD MANAGEMENT, LLC

By: /s/ Paul D. Sonkin
   -----------------------------
Name: Paul D. Sonkin
Title: Managing Member

By: /s/ Paul D. Sonkin
   -----------------------------
Name: Paul D. Sonkin